Exhibit 99.2

XTREME SOLUTION PTE. LTD.

XTREME SOLUTION PTE. LTD.

UNAUDITED CONDENSED STATEMENTS OF FINANCIAL POSITION

	Note	June 30, 2026 (Unaudited)	March 31, 2026
		$	$
Assets
Current assets:
Cash	4	437,734	137,632
Trade receivables	6	291,313	-
Other receivables	6	58,241	93,251
Amount due from a director	17	395,656	613,245
Inventories	7	920,504	1,010,180
Total current assets		2,103,448	1,854,308

Non-current assets:
Property and equipment, net	8	1,792,474	1,800,000
Financial asset	5	131,244	131,244
Total non-current assets		1,923,718	1,931,244

Total assets		4,027,166	3,785,552

Current liabilities:
Trade and other payables	9	755,695	609,925
Bank loans	10	431,944	298,920
Provision for taxation	16	47,481	141,906
Total current liabilities		1,235,120	1,050,751

Non-current liabilities:
Bank loans	10	1,736,405	1,978,508
Deferred tax liability	16	40,736	40,736
Total non-current liabilities		1,777,141	2,019,244

Total liabilities		3,012,261	3,069,995

Equity
Share capital	11	70,000	70,000
Revaluation surplus	8	198,885	198,885
Retained profit		746,020	446,672
Total equity		1,014,905	715,557

Total liabilities and equity		4,027,166	3,785,552

See accompanying notes to unaudited condensed financial statements.

XTREME SOLUTION PTE. LTD.

UNAUDITED CONDENSED STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME

		For the three months ended June 30,
	Note	2026 (Unaudited)	2025 (Unaudited)
		SGD	SGD
Revenue	13	1,047,759	1,539,151
Cost of revenue		(735,092)	(1,172,071)
Gross profit		312,667	367,080

Other income		2,014	2,029
Employee compensation	14	(35,581)	(34,229)
Depreciation expenses	8	(7,526)	(6,525)
Interest expense	15	(21,216)	(42,003)
Other operating expenses		(30,205)	(48,834)
Profit before tax		220,153	237,518
Income tax credit/(expense)	16	79,195	(41,487)
Profit for the period		299,348	196,031
Other comprehensive income for the period, net of tax		-	-
Total comprehensive income for the period		299,348	196,031

See accompanying notes to unaudited condensed financial statements.

XTREME SOLUTION PTE. LTD.

UNAUDITED CONDENSED STATEMENT OF CHANGES IN EQUITY

	Share capital	Retained profit	Revaluation surplus	Total equity
	SGD	SGD	SGD	SGD
Balance at April 1, 2025	70,000	157,847	-	227,847
Profit and total comprehensive income for the period	-	196,031	-	196,031
Balance as at June 30, 2025	70,000	353,878	-	423,878

Balance at April 1, 2026	70,000	446,672	198,885	715,557
Profit and total comprehensive income for the period	-	299,348	-	299,348
Balance as at June 30, 2026	70,000	746,020	198,885	1,014,905

See accompanying notes to unaudited condensed financial statements.

XTREME SOLUTION PTE. LTD.

UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS

	For the three months ended June 30,
	2026 (Unaudited)	2025 (Unaudited)
	$	$
Cash flows from operating activities
Profit before tax	220,153	237,518
Adjustments for:
Depreciation of property and equipment (Note 8)	7,526	6,525
Interest expenses	21,216	42,003
	248,895	286,046

Changes in operating assets and liabilities:
Trade receivables	(291,313)	100,696
Other receivables	35,010	(11,808)
Inventories	89,676	-
Trade and other payables	145,770	136,769
Cash provided by operations	228,038	511,703
Interest paid	(21,216)	(42,003)
Income tax paid	(15,230)	-
Income tax refund	-	19,038
Net cash provided by operating activities	191,592	488,738

Investing activities
Repayment from/(advances to) a director	217,589	(125,575)
Net cash provided by/(used in) investing activities	217,589	(125,575)

Financing activities
Repayment of bank loans	(109,079)	(139,033)
Net cash used in financing activities	(109,079)	(139,033)

Net increase in cash	300,102	224,130
Cash balances at beginning of periods	137,632	195,162
Cash balances at end of periods	437,734	419,292

See accompanying notes to unaudited condensed financial statements.

XTREME SOLUTION PTE. LTD.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

Xtreme Solution Pte. Ltd. (the “Company”) (UEN: 201110110M) is a private company limited by shares, incorporated in Singapore on April 28, 2011 and domiciled in Singapore. The Company’s registered office is located at 1 Rochor Canal Road, #02-21, Sim Lim Square, Singapore 188504.

The Company is principally engaged in the wholesale distribution of information technology products, computer hardware, peripherals, software and related technology products. The Company also engages in the retail sale of computer hardware, peripheral equipment and computer software.

The Company’s financial year ends on March 31. Up to March 31, 2026, the Company’s controlling party was its director, Mr. Soh Weilun. On April 1, 2026, Ren Yinan acquired 66,500 ordinary shares of the Company, representing 95.0% of the Company’s issued share capital, and became the controlling shareholder of the Company. On August 3, 2026, YY Group Holding Limited (renamed YYForce Inc. (“YFOR”) with effect from September 2, 2026) acquired the same 66,500 ordinary shares and the Company became a subsidiary of YFOR (Note 20).

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1	Basis of preparation

These unaudited condensed interim financial statements for the three months ended June 30, 2026 have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards and should be read in conjunction with the Company’s financial statements for the year ended March 31, 2026. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements.

The condensed statement of financial position as at March 31, 2026 has been derived from the Company’s audited financial statements for the year then ended, which were authorised for issue on October 2, 2026. The condensed statements of profit or loss and other comprehensive income, changes in equity and cash flows for the three months ended June 30, 2026 and 2025, and the related notes, are unaudited.

The Company’s financial statements for the year ended March 31, 2026 were its first financial statements prepared in accordance with IFRS Accounting Standards, with April 1, 2024 as the date of transition. The effect of the transition, including the reconciliations required by IFRS 1 First-time Adoption of International Financial Reporting Standards, is explained in Note 23 of those financial statements. These condensed interim financial statements are prepared on the same basis.

Earnings per share and operating segment information are not presented as the Company’s equity and debt instruments are not traded in a public market and the Company is not within the scope of IAS 33 Earnings per Share or IFRS 8 Operating Segments.

These condensed interim financial statements have been prepared on a going concern basis. As at June 30, 2026, the Company had net current assets of $868,328 (March 31, 2026: $803,557) and net assets of $1,014,905 (March 31, 2026: $715,557), and generated net cash from operating activities of $191,592 for the three months then ended. The Company’s bank loans are subject to change-of-control provisions as described in Note 10. Management has assessed that the Company has adequate resources to continue its operations and meet its obligations as they fall due for at least twelve months from the date of approval of these condensed interim financial statements.

These condensed interim financial statements were authorised for issue by the Board of Directors on October 2, 2026.

2.2	Basis of measurement

These financial statements have been prepared on a historical cost basis, except for property, which is measured at revalued amounts, and the financial asset measured at fair value through profit or loss.

2.3	Functional and presentation currency

These financial statements are presented in Singapore dollars (“SGD” or “S$” or “$”), which is the Company’s functional currency.

2.4	Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these condensed interim financial statements, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied in the financial statements for the year ended March 31, 2026, except for the estimate of income tax expense, which is determined using the estimated weighted average annual effective income tax rate, and the change in estimate of income tax in respect of prior years (Notes 12 and 16).

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is included in the following notes:

●	Note 3.4 – Measurement of fair value of property; Note 3.10 – Inventory net realisable value; Note 3.11 – Expected credit losses; and Note 3.9 – Recognition of deferred tax.

3	SIGNIFICANT ACCOUNTING POLICIES

The Company has consistently applied the following accounting policies to all years presented in these financial statements.

The accounting policies applied in these condensed interim financial statements are the same as those applied in the Company’s audited financial statements for the year ended March 31, 2026, including the revaluation model for property adopted on March 31, 2026, except for the adoption of the amended standards set out in Note 3.1(a) and the measurement of income tax expense for the interim period, which is recognised based on management’s estimate of the weighted average annual income tax rate expected for the full financial year.

3.1	New standards, amendments to existing standards and annual improvements

(a)	New and amended IFRS Accounting Standards that are effective

The IASB has issued the following amendments to IFRSs that are first effective for the Company’s financial year beginning April 1, 2026 and have been applied in these condensed interim financial statements:

●	Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7

●	Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7

●	Annual Improvements to IFRS Accounting Standards – Volume 11

(b)	New and revised IFRS Accounting Standards in issue but not yet effective

●	IFRS 18 Presentation and Disclosure in Financial Statements

●	Translation to a Hyperinflationary Presentation Currency – Amendments to IAS 21

●	IFRS 19 Subsidiaries without Public Accountability: Disclosures (including the 2025 amendments)

The application of the amendments set out in Note 3.1(a) has not had a material impact on the amounts reported or the disclosures in these condensed interim financial statements. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

IFRS 18 Presentation and Disclosure in Financial Statements will replace IAS 1 for the Company’s financial year ending March 31, 2028, with retrospective application. IFRS 18 introduces defined categories and required subtotals in the statement of profit or loss (including operating profit), disclosures about management-defined performance measures and enhanced requirements for the aggregation and disaggregation of information. The Company is currently assessing the impact of IFRS 18, which is expected to affect mainly presentation and disclosure. The other standards and amendments listed in Note 3.1(b) are not expected to have a material impact on the Company’s financial statements.

3.2	Foreign currency

i)	Foreign currency transactions

Transactions in foreign currencies are translated into Singapore dollars (“SGD”), being the Company’s functional and presentation currency, at the exchange rates prevailing on the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies, including trade receivables, trade payables and bank balances, are translated into SGD at the exchange rates prevailing at the reporting date.

Non-monetary assets and liabilities that are measured at historical cost in a foreign currency are translated using the exchange rates at the dates of the transactions.

Exchange differences arising from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities are recognized in profit or loss in the period in which they arise.

3.3	Financial instruments

i)	Recognition and initial measurement

Trade receivables and debt investments issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus or minus, for an item not at fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

ii)	Classification and subsequent measurement

a)	Financial assets

On initial recognition, a financial asset is classified as measured at: amortized cost; fair value through other comprehensive income (“FVOCI”), which means the gains or losses resulting from assets measured at fair value due to changes in fair value-measured amounts, FVOCI - debt investment; FVOCI – equity investment; or FVTPL.

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting year following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

●	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

●	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

●	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

●	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held-for-trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial assets – Business model assessment

The Company makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed, and information is provided to management. The information considered includes:

●	the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets;

●	how the performance of the portfolio is evaluated and reported to the Company’s management;

●	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;

●	how managers of the business are compensated – e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

●	the frequency, volume and timing of sales of financial assets in prior years, the reasons for such sales and expectations about future sales activity.

Transfer of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for this purpose, consistent with the Company’s continuing recognition of the assets.

Financial assets that are held-for-trading or are managed and whose performance is evaluated on a fair value basis are measured at FVTPL.

Financial assets – Assessment whether contractual cash flows are solely payments of principal and interest

For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Company considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Company considers:

●	contingent events that would change the amount or timing of cash flows;

●	terms that may adjust the contractual coupon rate, including variable-rate features;

●	prepayment and extension features; and

●	terms that limit the Company’s claim to cash flows from specified assets (e.g. non-recourse features).

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract. Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

Financial assets – Subsequent measurement and gains and losses

Financial assets at FVTPL

These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost

These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI

These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

b)	Financial liabilities – Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Directly attributable transaction costs are recognized in profit or loss as incurred.

Other financial liabilities are initially measured at fair value less directly attributable transaction costs. They are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. These financial liabilities comprised loans and borrowings and trade and other payables.

iii)	Derecognition

a)	Financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

Where the Company enters into transactions whereby it transfers assets recognized in its statement of financial position but retains either all or substantially all of the risks and rewards of the transferred assets, the transferred assets are not derecognized.

b)	Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

iv)	Share capital

Shares are classified as equity. Incremental costs directly attributable to the issue of shares are recognized as a deduction from equity, net of any tax effects.

3.4	Property and equipment

(i)	Recognition and measurement

Property and equipment are initially measured at cost.

Property is subsequently measured using the revaluation model and is carried at its revalued amount, being its fair value at the date of revaluation, less subsequent accumulated depreciation and accumulated impairment losses. Revaluations are performed with sufficient regularity to ensure that the carrying amount does not differ materially from its fair value at the reporting date.

Any increase in the carrying amount arising from a revaluation of property is recognised in other comprehensive income and accumulated in equity under the heading of revaluation surplus, except to the extent that it reverses a revaluation decrease previously recognised in profit or loss, in which case the increase is recognised in profit or loss. Any decrease arising from a revaluation is recognised in profit or loss, except to the extent that it reverses a previous revaluation surplus relating to the same asset, in which case it is recognised in other comprehensive income and reduces the revaluation surplus.

Equipment is measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. Cost also includes:

●	any other costs directly attributable to bringing the assets to a working condition for their intended use; and

●	when the Company has an obligation to remove the asset or restore the site, an estimate of the costs of dismantling and removing the items and restoring the site on which they are located

When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

The gain or loss on disposal of an item of property and equipment is recognized in profit or loss and presented within other income or other expenses.

ii)	Subsequent costs

The cost of replacing a component of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced component is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred and presented within cost of revenue and general and administrative expenses.

iii)	Depreciation

Depreciation is based on the cost of an asset less its residual value. Significant components of individual assets are assessed and if a component has a useful life that is different from the remainder of that asset, that component is depreciated separately.

Depreciation is recognized as an expense in profit or loss on a straight-line basis over the estimated useful lives of each component of an item of property and equipment, unless it is included in the carrying amount of another asset.

Depreciation is recognized from the date that the property and equipment is installed and are ready for use, or in respect of internally constructed assets, from the date that the asset is completed and ready for use.

Depreciation on revalued property is recognised in profit or loss. The depreciation charge is based on the revalued carrying amount of the property over its remaining useful life. The portion of the revaluation surplus attributable to the difference between depreciation based on the revalued carrying amount and depreciation based on the property’s original cost may be transferred directly from revaluation surplus to retained profit. Such transfer is recognised directly in equity and is not made through profit or loss.

The estimated useful lives for the current and comparative years are as follows:

Property	60 years
Signage	3 years
Office equipment	3 years
Renovation	3 years
Furniture and equipment	3 years
Computer	3 years

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting year and adjusted if appropriate.

3.5	Employee benefits

i)	Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the years during which related services are rendered by employees.

ii)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or other plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

iii)	Employee leave entitlement

Employee entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

3.6	Revenue

The Company recognizes revenue in accordance with IFRS 15, Revenue from Contracts with Customers. Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties, including goods and services tax (“GST”).

Revenue is recognized when control of the promised goods or services is transferred to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company applies the five-step model prescribed by IFRS 15 in determining the timing and amount of revenue to be recognized. Revenue is recognized net of returns, rebates, discounts and other variable consideration, to the extent that it is highly probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The Company generally does not adjust the promised amount of consideration for the effects of a significant financing component as the period between the transfer of goods or services and payment by the customer is typically one year or less.

Revenue from sale of computer hardware, peripherals, software and related technology products

The Company principally generates revenue from the distribution and sale of computer hardware, peripherals, software and related technology products.

Revenue is recognized at a point in time when control of the products is transferred to the customer. The transfer of control generally occurs upon delivery of the products to the customer, collection of the products by the customer, or when the products are delivered to a location designated by the customer, depending on the contractual terms of sale.

In determining when control has transferred, the Company considers indicators including, but not limited to, the following:

●	the Company has a present right to payment for the products;

●	legal title to the products has passed to the customer;

●	physical possession of the products has been transferred to the customer;

●	the significant risks and rewards of ownership have transferred to the customer; and

●	customer acceptance has been obtained where applicable.

Revenue is recognized based on the price specified in the contract, net of trade discounts, rebates and estimated product returns.

Product returns

Certain customers are entitled to return products in accordance with contractual arrangements and the Company’s established return policies. The Company recognizes a refund liability for the amount of consideration expected to be refunded to customers and a corresponding asset representing its right to recover products expected to be returned by customers.

Expected returns are estimated based on historical experience, current market conditions and other relevant factors. Estimates relating to returns are reassessed at each reporting date and adjusted where necessary.

Where the Company concludes, based on historical experience and other relevant factors, that product returns are immaterial, no material refund liability or return asset is recognized.

3.7	Cost of revenue

Cost of revenues consists mainly of purchases, freight and handling charges, and other expenses directly attributable to the sale of goods.

3.8	Finance costs

The Company’s finance costs include:

●	interest expenses

Interest expense is recognized using the effective interest method.

The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

●	the gross carrying amount of the financial asset; or

●	the amortized cost of the financial liability.

In calculating interest expense, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit-impaired) or to the amortized cost of the liability.

3.9	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in OCI.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. Current tax assets and liabilities are offset only if certain criteria are met.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

●	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

The measurement of deferred taxes reflects the tax consequences that would follow the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans of the Company. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves.

Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used.

In determining the amount of current and deferred tax, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The Company believes that its accruals for income tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Company to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact income tax expense in the period that such a determination is made.

3.10	Inventories

Inventories are measured at the lower of cost and net realisable value. Cost is determined using the weighted average method and comprises purchase cost and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs necessary to make the sale. Allowances are made for slow-moving, obsolete or damaged inventories based on management’s assessment of their condition and estimated net realisable value.

3.11	Impairment of financial assets

The Company recognises loss allowances for expected credit losses (“ECLs”) on non-derivative financial assets measured at amortised cost. The Company applies the simplified approach to provide for ECLs for all non-derivative financial assets, under which allowances are measured at an amount equal to lifetime ECLs. For trade receivables, lifetime ECLs are measured using a provision matrix based on the age of the receivables. The gross carrying amount of a financial asset is written off to the extent that there is no realistic prospect of recovery.

3.12	Government grants

Grants that compensate the Company for expenses incurred are recognised in profit or loss as other income on a systematic basis in the periods in which the expenses are recognised, unless the conditions for receiving the grant are met after the related expenses have been recognised, in which case the grant is recognised when it becomes receivable.

3.13	Cash

Cash comprises cash at banks and cash on hand. The Company had no cash equivalents or bank overdrafts as of June 30, 2026 and March 31, 2026.

4	CASH

	As of June 30, 2026 (Unaudited)	As of March 31, 2026
	SGD	SGD
Cash at banks	437,534	137,432
Cash on hand	200	200
Cash in the statements of financial position	437,734	137,632

5	FINANCIAL ASSET

	As of June 30, 2026 (Unaudited)	As of March 31, 2026
	SGD	SGD
Financial asset measured at FVTPL	131,244	131,244

The Company holds a single-premium keyman life insurance policy (Prudential policy no. A1712679, issued on November 10, 2025) on its director, Mr. Soh Weilun, as the life assured. The Company is the policyowner. The policy has been legally assigned to United Overseas Bank Limited as security for a term loan (Note 10). The policy is measured at fair value through profit or loss based on its cash surrender value.

The fair value of the policy is determined based on the cash surrender value provided by the insurance company and is classified as Level 3 within the fair value hierarchy. No premiums were paid and no fair value gain or loss was recognised in profit or loss for the three months ended June 30, 2026. Fair value measurement disclosures are set out in Note 18.

6	TRADE AND OTHER RECEIVABLES, NET

	As of June 30, 2026 (Unaudited)	As of March 31, 2026
	SGD	SGD
Trade receivables	291,313	-
Deposits	19,833	19,833
Other receivables	38,408	73,418
Total other receivables	58,241	93,251
Total trade and other receivables	349,554	93,251

Trade receivables are non-interest bearing and no interest is charged on the outstanding balances.

Trade receivables are generally on 30 days’ credit terms. The Company measures the loss allowance for trade receivables at an amount equal to lifetime expected credit losses using a provision matrix. No loss allowance has been recognised on trade receivables, other receivables or the amount due from a director as at June 30, 2026 and March 31, 2026, and there were no impairment losses or reversals of impairment losses on financial assets during the three months ended June 30, 2026 and 2025.

7	INVENTORIES

	As of June 30, 2026 (Unaudited)	As of March 31, 2026
	SGD	SGD
Finished goods	920,504	1,010,180

As of June 30, 2026 and March 31, 2026, no write-downs to net realisable value were recorded, and there were no reversals of write-downs during the three months ended June 30, 2026 and 2025.

8	PROPERTY AND EQUIPMENT, NET

	As of June 30, 2026 (Unaudited)	As of March 31, 2026
	SGD	SGD
Property, at valuation	1,800,000	1,800,000
Computers - hardware & software	83,947	83,947
Renovation	41,496	41,496
Furniture and equipment	16,869	16,869
Signage	6,740	6,740
Office equipment	6,819	6,819
	1,955,871	1,955,871
Less: accumulated depreciation	(163,397)	(155,871)
Property and equipment, net	1,792,474	1,800,000

There were no additions to, or disposals of, property and equipment during the three months ended June 30, 2026 and 2025, and no impairment indicators were identified. Other than the property, all items of property and equipment are fully depreciated.

The property is a strata-titled commercial unit of 52 square metres at 1 Rochor Canal Road, #02-20, Sim Lim Square, Singapore 188504, held under a 99-year lease that commenced on April 8, 1983 and expires on April 7, 2082. The property is mortgaged to United Overseas Bank Limited (Note 10).

The property was revalued to its fair value of $1,800,000 as at March 31, 2026 by external, independent valuers using the direct comparison method (Level 3). The resulting revaluation increase of $239,621 was recognised in other comprehensive income and accumulated in the revaluation surplus of $198,885, net of the related deferred tax liability of $40,736. Management considers that the carrying amount of the property as at June 30, 2026 does not differ materially from its fair value.

Depreciation of $7,526 (three months ended June 30, 2025: $6,525) was recognised on the property for the period. From April 1, 2026, depreciation is based on the revalued amount of $1,800,000 over the property’s remaining useful life of approximately 60 years. Had the property been measured using the cost model, its carrying amount as at June 30, 2026 would have been $1,553,854 (March 31, 2026: $1,560,379).

The revaluation surplus is not available for distribution to the shareholders. No transfer of the excess depreciation from the revaluation surplus to retained profit has been made.

9	TRADE AND OTHER PAYABLES

	As of June 30, 2026 (Unaudited)	As of March 31, 2026
	SGD	SGD
Trade payables:
Third parties	744,664	598,950

Other payables and accrued liabilities:
Accrued payroll and pension	3,631	3,575
Accrued operating expenses	7,400	7,400
Total trade and other payables	755,695	609,925

Trade payables are non-interest bearing and are normally settled on 30 days’ credit terms.

10	BANK LOANS

	As of June 30, 2026 (Unaudited)	As of March 31, 2026
	SGD	SGD
Bank loans
Non-current	1,736,405	1,978,508
Current	431,944	298,920
Total bank loans	2,168,349	2,277,428

The bank loans are denominated in Singapore dollars and are guaranteed by Mr. Soh Weilun, the director of the Company. The guaranteed bank loan of $1,512,000 is secured by a mortgage over the Company’s property (Note 8). The term loan from United Overseas Bank Limited (March 31, 2026: $98,645) bears interest at 0.60% per annum above the 3-month Compounded SORA, is repayable in 120 monthly instalments and is secured by a legal assignment of the keyman life insurance policy (Note 5). The weighted average effective interest rate of the bank loans for the three months ended June 30, 2026 was approximately 3.8% per annum (year ended March 31, 2026: 3.74%).

During the three months ended June 30, 2026, the Company repaid bank loans of $109,079 (three months ended June 30, 2025: $139,033) and did not draw down any new borrowings.

The term loan facility with United Overseas Bank Limited requires the bank’s prior written consent to any direct or indirect change of control in the shareholding or management of the Company, and the Company’s other loan arrangements and the related director guarantees are subject to change-of-control provisions. The transfer of 95.0% of the Company’s shares on April 1, 2026 (Note 1) and the acquisition by YFOR on August 3, 2026 (Note 20) are changes of control for this purpose. Management is in the process of obtaining the necessary confirmations and/or consents from the lenders and from the director as guarantor. Until these consents are obtained, the lenders may be entitled to require early repayment of the bank loans. No lender had demanded early repayment as at the date of authorisation of these condensed interim financial statements, and the loans continued to be repaid in accordance with their repayment schedules during the period.

11	SHARE CAPITAL

	Number of share	SGD

Issued and fully paid ordinary shares
At April 1, 2025, June 30, 2025, April 1, 2026 and June 30, 2026	70,000	70,000

The holders of ordinary shares are entitled to receive dividends as and when declared by the Company. All ordinary shares carry one vote per share without restriction. The ordinary shares have no par value.

There were no issuances, repurchases or repayments of equity securities during the three months ended June 30, 2026 and 2025.

No dividends were declared or paid during the three months ended June 30, 2026 and 2025.

12	SIGNIFICANT EVENTS AND TRANSACTIONS

The following events and transactions during the three months ended June 30, 2026 are significant to an understanding of the changes in the Company’s financial position and performance since March 31, 2026:

(a)	Revenue decreased by 31.9% to $1,047,759 (three months ended June 30, 2025: $1,539,151), while the gross profit margin increased to 29.8% (three months ended June 30, 2025: 23.8%).

(b)	An income tax credit of $126,677 was recognised in respect of changes in estimates related to prior years, resulting in a net income tax credit of $79,195 for the period (Note 16).

(c)	Trade receivables increased to $291,313 (March 31, 2026: nil), reflecting credit sales made during the period that were outstanding at the reporting date.

(d)	The amount due from a director decreased from $613,245 to $395,656 as a result of net repayments of $217,589 received during the period (Note 17). Following the acquisition by YFOR, the outstanding balance will be settled in accordance with the agreed arrangements.

(e)	The Company repaid bank loans of $109,079 during the period (Note 10).

(f)	On April 1, 2026, Ren Yinan acquired 95.0% of the Company’s issued share capital from the director and became the controlling shareholder (Note 1). This change of control is subject to the change-of-control provisions in the Company’s loan facilities (Note 10).

Seasonality of operations

The Company’s operations are not subject to significant seasonal or cyclical fluctuations.

Other matters

Other than the above, during the three months ended June 30, 2026 there were no unusual items affecting assets, liabilities, equity, net income or cash flows; no write-downs of inventories or impairment losses on financial or non-financial assets; no acquisitions, disposals or commitments to purchase property and equipment; no litigation settlements; no corrections of prior period errors; no changes in business or economic circumstances affecting the fair value of financial assets or liabilities; no loan defaults or breaches; and no changes in the classification of financial assets.

13	REVENUE

The following table presents the Company’s revenues from contracts with customers disaggregated by material revenue category:

	For the three months ended June 30,
	2026 (Unaudited)	2025 (Unaudited)
	SGD	SGD
Revenue - Finished goods	1,047,759	1,539,151

Timing of transfer of goods and services
At a point in time	1,047,759	1,539,151

Contract balances

The Company had no contract assets or contract liabilities as at June 30, 2026 and March 31, 2026, and no revenue was recognised in the period from performance obligations satisfied in previous periods.

Remaining performance obligations

The Company applies the practical expedient in IFRS 15 and does not disclose information about remaining performance obligations, as all contracts with customers have an original expected duration of one year or less.

14	EMPLOYEE COMPENSATION

	For the three months ended June 30,
	2026 (Unaudited)	2025 (Unaudited)
	SGD	SGD
Salaries and bonuses	30,594	29,538
Defined contribution plans	4,930	4,628
Other short-term benefits	57	63
	35,581	34,229

15	INTEREST EXPENSES

	For the three months ended June 30,
	2026 (Unaudited)	2025 (Unaudited)
	SGD	SGD
Interest expense on:
- bank loans	21,216	42,003

16	TAXATION

	For the three months ended June 30,
	2026	2025
	SGD	SGD
Current tax expense
Current year	47,482	41,487
Changes in estimates related to prior years	(126,677)	-
Income tax (credit)/expense	(79,195)	41,487

A reconciliation between income tax (credit)/expense and the product of accounting profit multiplied by the applicable corporate rate for the three months ended June 30, 2026 and 2025 is as follows:

	For the three months ended June 30,
	2026 (Unaudited)	2025 (Unaudited)
	SGD	SGD
Reconciliation between tax expenses and accounting profit at applicable tax rate
Profit before tax	220,153	237,518
Tax at the statutory rate of 17% (2025: 17%)	37,426	40,378
Non-deductible expenses	10,398	1,109
Income not subject to tax	(342)	-
Utilization of previously unrecognized temporary differences	-	-
Changes in estimates related to prior years	(126,677)	-
Income tax (credit)/expense	(79,195)	41,487

Income tax expense for the interim period is recognised based on management’s estimate of the weighted average annual income tax rate expected for the full financial year ending March 31, 2027, applied to the pre-tax income of the interim period. The effective tax rate on current-period profit, excluding the adjustment in respect of prior years, is 21.6% (three months ended June 30, 2025: 17.5%). Depreciation of the property is not deductible for tax purposes.

The change in estimates related to prior years of $126,677 represents an over-provision of income tax in respect of prior years (Note 12).

The provision for taxation of $47,481 as at June 30, 2026 comprises the opening provision of $141,906, less income tax paid of $15,230 and the change in estimates related to prior years of $126,677, plus current-period tax of $47,482.

The deferred tax liability of $40,736 (March 31, 2026: $40,736) arose on the revaluation of property as at March 31, 2026 and was recognised in other comprehensive income.

The Company is not within the scope of the OECD Pillar Two model rules as the consolidated revenue of the group to which it belongs, including the YFOR group following the acquisition described in Note 20, is below EUR 750 million. Accordingly, no top-up tax has been recognised.

17	RELATED PARTY TRANSACTION

i)	Transactions with key management personnel

a)	Key management personnel compensation

Compensation to Directors of the Company comprised the following:

	For the three months ended June 30,
	2026 (Unaudited)	2025 (Unaudited)
	SGD	SGD
Short-term employee benefits	15,000	15,000

b)	Key management personnel transactions

The aggregate value of transactions and outstanding balances related to key management personnel were as follows.:

	For the three months ended June 30,		As of June 30,	As of
	2026 (Unaudited)	2025 (Unaudited)	2026 (Unaudited)	March 31, 2026
	SGD	SGD	SGD	SGD
Repayment (from)/loan to a director, net	(217,589)	125,575	395,656	613,245

Up to March 31, 2026, the Company’s controlling party was its director, Mr. Soh Weilun. From April 1, 2026, the controlling shareholder was Ren Yinan (Note 1).

The amount due from a director represents a non-trade balance that is unsecured, interest-free and repayable on demand. No loss allowance has been recognised as the expected credit loss is not material. Following the acquisition by YFOR, the outstanding balance will be settled in accordance with the agreed arrangements.

The director has personally guaranteed the Company’s bank loans (Note 10). The director is also the life assured under the keyman life insurance policy held by the Company, which has been assigned to United Overseas Bank Limited as security for a term loan (Note 5).

Unless otherwise stated, related party transactions were carried out on terms agreed between the parties, and outstanding balances are unsecured and settled in cash. There were no other significant related party transactions during the three months ended June 30, 2026 and 2025.

18	FINANCIAL INSTRUMENTS

(a)	Categories of financial instruments

The carrying amounts of financial assets and financial liabilities in each category are as follows:

	As of June 30, 2026 (Unaudited)	As of March 31, 2026
	SGD	SGD
Financial assets at amortised cost
Cash	437,734	137,632
Trade receivables	291,313	-
Other receivables	58,241	93,251
Amount due from a director	395,656	613,245
	1,182,944	844,128

Financial assets at FVTPL
Financial asset (Note 5)	131,244	131,244
Total financial assets	1,314,188	975,372

Financial liabilities at amortised cost
Trade and other payables	755,695	609,925
Bank loans	2,168,349	2,277,428
Total financial liabilities	2,924,044	2,887,353

(b)	Fair value measurement

Financial instruments measured at fair value are classified using a fair value hierarchy that reflects the significance of the inputs used: Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2 – inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly; and Level 3 – unobservable inputs.

The financial asset at FVTPL of $131,244 (March 31, 2026: $131,244), being the keyman life insurance policy (Note 5), is measured at fair value on a recurring basis based on its cash surrender value and is categorised within Level 3 of the fair value hierarchy. There were no premiums paid, fair value changes or transfers between levels of the fair value hierarchy, and no changes in valuation techniques, during the three months ended June 30, 2026.

The property (Note 8) is a non-financial asset measured at fair value using Level 3 inputs, the significant unobservable input being the price per square foot of comparable properties adjusted for differences in location, floor area, tenure and condition.

The carrying amounts of cash, trade and other receivables, the amount due from a director and trade and other payables approximate their fair values because of their short-term nature. The carrying amounts of bank loans, which bear interest at fixed and floating rates, approximate their fair values.

(c)	Financial risk management

The Company’s financial risk management objectives and policies are consistent with those disclosed in the financial statements for the year ended March 31, 2026.

19	CONTINGENT LIABILITIES AND COMMITMENTS

As at June 30, 2026 and March 31, 2026, the Company had no material contingent liabilities, contingent assets or capital commitments, and there have been no changes in contingent liabilities or contingent assets since March 31, 2026.

20	SUBSEQUENT EVENTS

On August 3, 2026, YY Group Holding Limited, a company incorporated in the British Virgin Islands and renamed YYForce Inc. (“YFOR”) with effect from September 2, 2026, acquired 66,500 ordinary shares of the Company, representing 95.0% of the Company’s issued share capital, for total consideration of approximately $4,500,000. Following completion of the acquisition, the Company became a subsidiary of YFOR. The transaction occurred subsequent to the reporting date and is therefore not reflected in these condensed interim financial statements.

The shares are registered in the name of YY Group Holding Limited, the name of YFOR at the date of acquisition. With effect from September 2, 2026, YFOR’s Class A ordinary shares trade on the Nasdaq Capital Market under the ticker symbol “YFOR” (previously “YYGH”). The director, Mr. Soh Weilun, holds the remaining 3,500 ordinary shares (5.0%).

The acquisition by YFOR is a further change of control under the Company’s loan facilities (Note 10).

The Company has evaluated events occurring after the reporting period up to October 2, 2026, the date on which these condensed interim financial statements were authorised for issue. Other than the above, no significant events have occurred after the reporting period that require adjustment to or disclosure in these condensed interim financial statements.

YYFORCE INC.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial information presents the combination of the financial information of YYForce Inc. (the “Company”) and Xtreme Solution Pte. Ltd. (the “Xtreme”).

The unaudited pro forma condensed combined statements of profit or loss for the year ended December 31, 2025 and for the six months ended June 30, 2026 have been prepared as if the 95% acquisition of Xtreme had occurred on January 1, 2025.

The unaudited pro forma condensed combined statements of financial position as of June 30, 2026 has been prepared as if the 95% acquisition of Xtreme had occurred on June 30, 2026.

As of the date of the Current Report on Form 6-K to which the following unaudited pro forma condensed combined financial statements are filed as an exhibit (the “Form 6-K”), and given that the Acquisition has not been completed, the Company has not completed the detailed valuation analysis necessary to arrive at final estimates of the fair market value of the assets of Xtreme to be acquired and the liabilities to be assumed and the related allocations of purchase price, nor has it identified all adjustments necessary to conform Xtreme’s accounting policies to the Company’s accounting policies. Based on the information currently available, the Company has made certain adjustments to the historical book values of the assets and liabilities of Xtreme to reflect preliminary estimates of fair values necessary to prepare the unaudited pro forma condensed combined financial information, with the excess of the purchase price over the adjusted historical net assets of Xtreme recorded as goodwill. Actual results may differ from unaudited pro forma condensed combined financial information provided herein once the Acquisition is completed and the Company has determined the final purchase price for Xtreme, has completed the valuation analysis necessary to finalize the required purchase price allocations and has identified any additional conforming accounting policy changes for Xtreme. There can be no assurance that such finalization will not result in material changes.

Description of the Business Combination

On August 3, 2026, the Company, entered into a sales and purchase agreement (the “Sale and Purchase Agreement”) with Madam Ren Yinan (“Mdm. Ren”), pursuant to which the Company conditionally agreed to purchase, and Mdm. Ren, conditionally agreed to sell, 66,500 shares, or 95% of the outstanding shares, of Xtreme, for total consideration of approximately US$5,353,833, comprising cash consideration of US$695,357 and share consideration of US$4,658,476, respectively. Upon closing of the Sale and Purchase Agreement, the Company will own 95% of the equity interests in Xtreme. The Sale and Purchase Agreement was completed on August 3, 2026.

Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information is based on:

The Company’s unaudited condensed consolidated statements of financial position as of June 30, 2026, in the Form 6-K filed with the SEC on September 25, 2026.

The Company’s unaudited condensed consolidated statement of profit or loss for the six months ended June 30, 2026, in the Form 6-K filed with the SEC on September 25, 2026.

The Company’s audited consolidated statement of profit or loss and for the year ended December 31, 2025, in the Amendment No.1 to Form 20-F filed with the SEC on April 24, 2026.

The Xtreme’s audited statement of financial position as of March 31, 2026, in the Form 6-K filed with the SEC on October 2, 2026.

The Xtreme’s audited statement of profit or loss for year ended March 31, 2026, in the Form 6-K filed with the SEC on October 2, 2026.

The Xtreme’s unaudited statement of profit or loss for the six months ended June 30, 2026 was derived from the management accounts of Xtreme, prepared in accordance with IFRS.

Translations of amounts in the statements of financial position, statements of profit or loss of Xtreme from Singapore Dollars (“SGD”) into United States Dollar (“USD”) as of March 31, 2026 and for the period ended March 31, 2026 and the six months ended June 30, 2026 are solely for the convenience of the reader and were calculated at the rate of USD1 — SGD1.2943, No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into USD at such rate or at any other rate.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical financial position and results that would have been achieved had the companies always been combined or the future financial position and results that the post-combination company will experience. The Company has not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The Company is still in the process of performing a full review of Xtreme’s accounting policies to determine if there are any additional material differences that require modification or reclassification of Xtreme’s revenues, expenses, assets or liabilities to conform to the Company’s accounting policies and classifications. As a result of that review, the Company may identify differences between the accounting policies of Xtreme that, when conformed, could have a material impact on the pro forma financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL POSITION

AS OF JUNE 30, 2026

	Company historical	Xtreme historical	Transaction accounting Adjustment	Notes	Pro Forma Combined
	$	$	$		$
Assets
Current assets:
Cash	3,082,570	106,338	(695,357)	(a)	2,493,551
Trade receivables, net	11,063,513	-	-		11,063,513
Prepayment and other current assets	4,373,945	72,047	-		4,445,992
Amount due from related parties	4,054,010	473,804	-		4,527,814
Inventories	-	780,484	-		780,484
Total current assets	22,574,038	1,432,673	(695,357)		23,311,354

Non-current assets:
Right-of-use assets	1,254,966	-	-		1,254,966
Intangible assets, net	5,017,595	-	-		5,017,595
Investment properties	2,381,942	-	-		2,381,942
Property and equipment, net	579,025	1,390,713	-		1,969,738
Financial assets measured at fair value through profit or loss (“FVTPL”)	100,000	101,402	-		201,402
Prepayment and other non-current assets	179,151	-	-		179,151
Goodwill	5,808,574	-	4,828,623	(c)	10,637,197
Deferred tax assets	125,825	-	-		125,825
Total non-current assets	15,447,078	1,492,115	4,828,623		21,767,816

Total assets	38,021,116	2,924,788	4,133,266		45,079,170

Current liabilities:
Trade and other payables	4,572,651	580,879	-		5,153,530
Contract liabilities	572,280		-		572,280
Amount due to related parties	189,696		-		189,696
Lease liabilities, current	411,619		-		411,619
Convertible notes designated at FVTPL	14,379		-		14,379
Loans and borrowings, current	4,937,830	230,951	-		5,168,781
Total current liabilities	10,698,455	811,830	-		11,510,285

Non-current liabilities:
Loans and borrowings, non-current	367,687	1,528,632	-		1,896,319
Warrant liabilities	17,733	-	-		17,733
Deferred tax liabilities	645,722	31,473	-		677,195
Lease liabilities, non-current	928,611	-	-		928,611
Total non-current liabilities	1,959,753	1,560,105	-		3,519,858
Total liabilities	12,658,208	2,371,935	-		15,030,143

Equity
Share Capital	43,966,842	54,083	4,604,393	(b),(d)	48,625,318
Reserves	10,862,760	153,663	(153,663)	(d)	10,862,760
(Accumulated deficit)/Retained earnings	(32,882,003)	345,107	(345,107)	(d)	(32,882,003)
Equity attributable to owners of the Company	21,947,599	552,853	4,105,623		26,606,075

Non-controlling interests	3,415,309	-	27,643	(e)	3,442,952
Total equity	25,362,908	552,853	4,133,266		30,049,027

Total liabilities and equity	38,021,116	2,924,788	4,133,266		45,079,170

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF PROFIT OR LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Company historical	Xtreme historical	Transaction accounting Adjustment	Notes	Pro Forma Combined
	$	$	$		$

Loss before tax	(6,963,541)	180,155	-		(6,783,386)
Loss for the period	(7,062,813)	241,342	-		(6,821,471)
Loss attributable to equity owners of the Company	(7,170,893)	229,275	-		(6,941,618)

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS

FOR THE YEAR ENDED DECEMBER 31, 2025

	Company historical	Xtreme historical	Transaction accounting Adjustment	Notes	Pro Forma Combined
	$	$	$		$

Loss before tax	(21,622,562)	258,838	-		(21,363,724)
Loss for the period	(21,583,798)	223,151	-		(21,360,647)
Loss attributable to equity owners of the Company	(21,419,142)	211,993	-		(21,207,149)

Adjustments to Unaudited Pro Forma Condensed Combined Financial Statement

(a)	To reflect the cash consideration of S$900,000 (approximately US$695,357) for the acquisition of 95% equity interest in Xtreme.

(b)	To reflect the share consideration settled by the issuance of 3,787,379 Class A ordinary shares on August 3, 2026, measured at fair value of approximately US$4,658,476.

(c)	To recognize goodwill of S$6,249,686 (approximately US$4,828,623) arising from the acquisition of Xtreme.

(d)	To eliminate the pre-acquisition equity of Xtreme of S$715,557 (approximately US$552,853).

(e)	To recognize the 5% non-controlling interest in Xtreme, measured at the proportionate share of net identifiable assets, of S$35,778 (approximately US$27,643).

COMPARATIVE HISTORICAL AND UNAUDITED
PRO FORMA COMBINED PER SHARE FINANCIAL INFORMATION

The following table sets forth summary historical comparative share information for the Company and unaudited pro forma condensed combined per share information after giving effect to the 95% acquisition of Xtreme.

The net loss per share is calculated using the historical weighted average shares outstanding.

This information is only a summary and be read in conjunction with the historical financial statements of the Company and related notes. The unaudited pro forma combined per share information of the Company is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes.

The unaudited pro forma combined loss per share information below does not purport to represent the loss per share which would have occurred had the 95% acquisition of Xtreme occurred during the period presented, nor loss per share for any future date or period.

June 30, 2026	Company	Pro Forma Combined
	$	$
Loss attributable to equity owners of the Company	(7,170,893)	(6,941,618)
Basic and diluted weighted average shares outstanding	526,603	4,313,982
Basic and diluted net loss per share	(13.62)	(1.61)

December 31, 2025	Company	Pro Forma Combined
	$	$
Loss attributable to equity owners of the Company	(21,419,142)	(21,207,149)
Basic and diluted weighted average shares outstanding	974,686	3,819,869
Basic and diluted net loss per share	(21.98)	(5.55)